Exhibit 99.1

Press Release

GasLog Partners LP Announces Election of Director at 2016 Annual Meeting of Limited Partners

Monaco – May 5, 2016 – GasLog Partners LP (the “Partnership” (NYSE: GLOP), a master limited partnership focused on owning and operating liquefied natural gas (“LNG”), announced the election of Robert B. Allardice III, as a Class I Director, at the Partnership’s annual meeting of limited partners held in Monaco today. Mr. Allardice is to hold office until the 2019 annual meeting.

Limited partners also ratified the appointment of Deloitte LLP as the Partnership’s independent auditors for the fiscal year ending December 31, 2016.

About GasLog Partners LP

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Samaan Aziz

Investor Relations Manager

Phone: +1 212 223 0643

Email: ir@gaslogltd.com